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News Release	No. 24-482 November 26, 2024

Platinum Group Metals Ltd. and Ajlan & Bros Company for Mining
Enter Memorandum of Understanding with the Ministry of
Investment of Saudi Arabia as Part of the Global Supply Chain
Resilience Initiative for a Proposed PGM Smelter and Base Metal Refinery in Saudi Arabia

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that a memorandum of understanding ("MOU") has been executed between the Company, Ajlan & Bros Company for Mining, a subsidiary of Ajlan & Bros Holding ("Ajlan"), and the Ministry of Investment of Saudi Arabia ("MISA") as a part of the Global Supply Chain Resilience Initiative ("GSCRI"), for the setup of a proposed platinum group metals smelter ("PGM Smelter") and base metal refinery ("BMR") to be located in Saudi Arabia.  The Company's Vice President, Corporate Development, Kris Begic, executed the MOU on behalf of the Company at a signing ceremony held in Riyadh on November 26, 2024 during the 28th World Investment Conference.

According to the terms of the MOU, MISA will offer strategic guidance and study potential financial support to the proposed PGM Smelter and BMR to be located in Saudi Arabia and the Waterberg Project located in South Africa.  The establishment of a PGM Smelter and BMR in Saudi Arabia are being considered due to their potential to support the Kingdom of Saudi Arabia's Vision 2030 initiative to develop the mining and minerals industry to become the third pillar of the Kingdom's gross domestic product.

The MOU with MISA aligns with initiatives already underway between Ajlan and Platinum Group, who together entered a Cooperation Agreement (the "Cooperation Agreement") in December 2023 to study the establishment of a PGM Smelter and BMR in Saudi Arabia. The Cooperation Agreement encompasses three phases: a global PGM concentrate market study (the "Market Study"), a Definitive Feasibility Study ("Smelter DFS") for the construction and operation of PGM Smelter and BMR in Saudi Arabia, and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS.  The Smelter DFS will assume the export of PGM concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia.

The Market Study was completed recently by a globally recognized consulting group specializing in PGMs and associated base metal by-products.  The objective of the study was to identify potential sources of PGM bearing concentrate or material that could augment the processing of Waterberg PGM concentrate and reduce the risk of operations being dependent upon concentrate from one source.  The Market Study concluded that end of life auto catalysts and petrochemical catalysts, sourced from the Gulf Region, could augment the operation of a Waterberg focused PGM Smelter and BMR in Saudi Arabia.  Other sources of mined PGM concentrate from Southern Africa, if available, may also be considered over the longer term.

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A key requirement before a Waterberg focused PGM Smelter and BMR can be constructed and operated in Saudi Arabia will be a long-term approval for the export of unrefined precious metals in concentrate from South Africa.  Platinum Group has been working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.

About The Global Supply Chain Resilience Initiative

GSCRI is a national initiative launched in 2022 as part of the National Investment Strategy with the ambitious objectives of strengthening the position of the Kingdom of Saudi Arabia in the global economy, strengthening the resilience of global value chains, mitigating the impact of global disruptions, and attracting world-scale export-oriented investments by leveraging the Kingdom's competitive advantages and unique propositions.

About The Ministry of Investment of Saudi Arabia

The ongoing transformation of Saudi Arabia under Vision 2030 is unlocking new opportunities in the Kingdom. Vision 2030 seeks to drive economic growth in Saudi Arabia and diversify the economy away from a reliance on oil, thereby achieving a positive impact through investment and ensuring efficiency and accountability at all levels to build a vibrant society, and a thriving economy in an ambitious nation. MISA is facilitating access to these opportunities by developing a reliable, robust, business-friendly ecosystem, working across government to ensure investors and businesses are supported through their investment journey.

About Ajlan & Bros Company for Mining

Ajlan & Bros Company for Mining is a subsidiary of Ajlan & Bros Holding, a large, diversified holding company.  Ajlan is actively seeking exploration and mining project investments to provide feedstock and partnership opportunities to build smelting, refining/and processing capacity and partnering with leading companies as financial investors in transition metals, precious and platinum group metals.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being operated in joint-venture with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Organization for Metals and Energy Security and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam
President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

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 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the potential PGM smelter and BMR in Saudi Arabia, the studies to be undertaken in connection therewith, potential financial support from MISA, required regulatory approvals and the potential benefits from the foregoing; any future development of and production of concentrate from the Waterberg Project; and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the 2024 definitive feasibility study update (the "2024 DFS"); discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; rising global inflation and increased potential supply chain disruptions; international conflict and other geopolitical tensions and events; and other risk factors described in the Company's most recent AIF and Form 40-F, and other filings with the U.S. Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.